BEIJING	2765 Sand Hill Road Menlo Park, California 94025	NEW YORK
BRUSSELS		SAN FRANCISCO
CENTURY CITY		SHANGHAI
HONG KONG	TELEPHONE (650) 473-2600 FACSIMILE (650) 473-2601 www.omm.com	SINGAPORE
LONDON		TOKYO
LOS ANGELES		WASHINGTON, D.C.
NEWPORT BEACH

May 7, 2010	OUR FILE NUMBER
0642360-0004
VIA EDGAR
WRITER’S DIRECT DIAL
Barbara C. Jacobs, Esq.	(650) 473-2613
Mark P. Shuman, Esq.
Evan S. Jacobson, Esq.	WRITER’S E-MAIL ADDRESS
Division of Corporation Finance	psieben@omm.com
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Overland Storage, Inc.
Registration Statement on Form S-3
Filed on March 24, 2010
File No. 333-165661

Ladies and Gentlemen:

On behalf of Overland Storage, Inc. (the “Company”), set forth below are the Company’s responses to your comment letter dated April 15, 2010 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-3 as filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010 (the “Registration Statement”).

For your convenience, the Company has reproduced the comments from the staff of the Commission (the “Staff”) in the order provided followed by the Company’s corresponding response. All references in the Company’s responses to pages and captioned sections are to Amendment No. 1 to the Registration Statement as filed with the Commission on May 7, 2010 (the “Amendment No. 1”). Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Amendment No. 1.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 2

The Company responds to the Comment Letter as follows:

General

1. We note that you are registering the resale of 10,894,882 shares of common stock. Given the size of the offering relative to the number of outstanding shares of common stock (6,341,148), and the significant number of shares offered by the Special Situations Funds (7,769,030), please tell us how you determined that the transaction is a secondary offering. Consider Question 214.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Forms. In addition, please explain how you concluded that the Special Situations Funds are not underwriters within the meaning of Section 2(a)(11) of the Securities Act.

For the reasons set forth below, the Company respectfully submits that (i) the offering to be registered pursuant to the Registration Statement is a valid secondary offering and may be registered as contemplated by the Registration Statement, and (ii) the Special Situations Funds are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

During the past year, the Company’s management and Board of Directors (the “Board”) recognized the need for additional working capital beyond the capital raised in the Company’s public offering in October 2009 to fund, among other things, product development and sales and marketing expansion. Accordingly, in late 2009, the Company engaged an investment bank, Roth Capital Partners, LLC (the “Placement Agent”), to help it identify different financing alternatives. Based on the Company’s stock price on The Nasdaq Global Market (the “Global Market”), the state of the capital markets for similarly situated companies and the Company’s need to obtain additional working capital in a timely manner, the Placement Agent and the Company’s management and Board agreed that a private placement of securities targeting private venture capital investors and other institutional investors had a higher likelihood of success.

The Placement Agent then began to contact potential investors on behalf of the Company to discuss a proposed private placement. Initially, the Company focused on negotiating a proposed private placement of shares of the Company’s Common Stock, of no par value (the “Common Stock”), and warrants to purchase shares of Common Stock. However, during the course of negotiations, one of the potential investors expressed an interest in investing an amount that would have resulted in the investor acquiring more than 20% of the then-outstanding shares of Common Stock, which would require the Company to solicit shareholder approval of the proposed private placement pursuant to the requirements of the Global Market described more fully below. In order to complete the proposed financing in a timely manner, the Company began to negotiate a proposed private placement of preferred stock and warrants to purchase shares of Common Stock with this potential investor, including a 19.999% cap on the number of shares of Common Stock issuable upon conversion of the preferred stock and exercise of the warrants, while at the same time continuing to negotiate a proposed private placement of shares of Common Stock and warrants to purchase shares of Common Stock with the other potential investors. During subsequent negotiations, the other potential investors expressed interest in a proposed private placement of preferred stock and warrants and the Company thereafter focused on that financing structure.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 3

On February 18, 2010, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with 21 separate accredited investors (collectively, the “Investors”) for the issuance and sale of the Company’s Series A Convertible Preferred Stock, of no par value (the “Preferred Stock”), and warrants for a total purchase price of approximately $11.9 million (the “Financing”). Pursuant to the Purchase Agreement, the Investors purchased a total of 794,659 shares (the “Preferred Shares”) of Preferred Stock at a purchase price of $15 per share. The Preferred Stock is convertible into an aggregate of 4,521,616 shares (the “Conversion Shares”) of Common Stock at a conversion price of $2.6362 per share.1 The warrants issued to the Investors are five-year warrants (the “Warrants”) to purchase an aggregate of up to 6,373,266 shares of Common Stock (the “Warrant Shares”) at an exercise price of $2.583 per share (the “Warrant Exercise Price”). The Board, including the disinterested members of the Board (constituting a majority of the members of the Board), approved the Financing.

The Conversion Price complies with the requirements of the Global Market for an at-the-market offering and reflects a price per share of Common Stock equal to the closing bid price of the Common Stock as quoted on the Global Market ($2.46 per share) on the day preceding execution of the Purchase Agreement (the “Closing Bid Price”) plus the premium required by the Global Market to account for the Warrants ($0.1762 per share) (i.e., $2.46 + $0.1762 = $2.6362). The Warrant Exercise Price is 105% of the Closing Bid Price. In addition, in order to comply with a shareholder approval requirement of the Global Market related to a potential change in control resulting from the issuance and sale of Preferred Stock and Warrants, the terms of the Preferred Stock and Warrants limited a holder from converting its Preferred Shares and exercising its Warrants into more than 19.999% of the shares of Common Stock then-outstanding until the Company’s shareholders approved the full conversion of the Preferred Stock and the full exercise of the Warrants (the “Proposal”) at a special meeting of shareholders (the “Special Meeting”). The terms of the Preferred Stock and Warrants did not provide for any “penalty” (e.g., cash payment or change in the conversion price or Warrant Exercise Price) in the event that the shareholders did not approve the Proposal at the Special Meeting.

The Special Meeting was held on April 23, 2010. At the Special Meeting, the shareholders of the Company approved the Proposal and, pursuant to the terms of the Preferred Stock, all outstanding Preferred Shares automatically, and without any action on the part of the holders thereof, converted into shares of Common Stock. Holders of Preferred Shares and Warrants were not entitled to vote their Preferred Shares or shares of Common Stock received upon exercise of the Warrants (to the extent that any Warrants were exercised prior to the record date for the Special Meeting) on the Proposal.

[1]

In connection with the Financing, the Company issued warrants (the “Agent Warrants”) to the Placement Agent to purchase an aggregate of up to 180,865 shares of Common Stock (the “Agent Shares”) as partial compensation for the Placement Agent’s services. The Agent Warrants have the same terms as the Warrants, except that the exercise price of the Agent Warrants is $2.952 per share. The Agent Warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 4

The Preferred Shares and Warrants issued pursuant to the Purchase Agreement were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to the Company by the Investors, each of the Investors is either an institutional investor specializing in investments in small capitalization public companies or an individual accredited investor with experience making such investments. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the Financing.

The 21 separate Investors in the Financing included Special Situations Fund III QP, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. (collectively, the “Special Situations Funds”). The Special Situations Funds have advised the Company that they characterize themselves as long-term, buy and hold investors. In connection with their investment in the Company, the Special Situations Funds performed extensive fundamental due diligence on the Company, including reviewing the Company’s public filings with the Commission and conducting multiple meetings with members of the Company’s senior management at which the Company’s business and prospects were discussed.

In connection with the Financing, the Special Situations Funds acquired an aggregate of 566,665 Preferred Shares, which automatically converted into an aggregate of 3,224,329 shares of Common Stock upon receipt of shareholder approval of the Proposal at the Special Meeting, and Warrants to purchase up to an aggregate of 4,544,701 shares of Common Stock. None of those shares of Common Stock were issued and outstanding until April 23, 2010, the date when the Preferred Shares held by the Special Situations Funds automatically converted into an aggregate of 3,224,329 shares of Common Stock upon receipt of the shareholder approval described above. Accordingly, as of April 23, 2010, the Special Situations Funds beneficially owned an aggregate of 7,769,030 shares of Common Stock, or approximately 50.4% of the shares outstanding, calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On March 24, 2010, the Company filed the Registration Statement with the Commission seeking to register an aggregate of 10,894,882 shares of Common Stock, which equals the total number of Conversion Shares and Warrant Shares issuable in connection with the Financing. The shares of Common Stock covered by the Registration Statement represent approximately 172% of the shares outstanding, approximately 139% of the fully diluted shares and approximately 200% of the shares outstanding held by non-affiliates of the Company, in each case immediately prior to consummating the Financing.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 5

The Offering to be Registered Pursuant to the Registration Statement is a Valid Secondary Offering

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling shareholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 6

In the event that the offering to be registered pursuant to the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to the Investors to effect re-sales of their securities.

The Company respectfully submits that the re-characterization of a secondary offering as an offering “by or on behalf of the registrant” has a significant negative impact on the ability of a selling shareholder to effect the resale of its securities. Accordingly, re-characterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital and the Company believes that the Staff should only re-characterize a secondary offering as being on behalf of a registrant after a careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the complexity of the analysis of certain transactions under Rule 415 and has set forth a detailed analysis of the relevant factors that should be examined in its Compliance and Disclosure Interpretations. Interpretation 214.02 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.” Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing. The Company respectfully submits that, based on a proper consideration of all of these factors, the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for re-sale on behalf of the Investors pursuant to Rule 415.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 7

How Long the Selling Shareholders Have Held the Shares

The Company advises the Staff that the Investors have now held their shares of Common Stock for 74 days and will likely be required to hold their shares of Common Stock for an extended period of time. According to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of May 5, 2010 was approximately 25,782 shares. As discussed more fully below, the Company respectfully submits that this thin trading volume in the Common Stock will require the Investors to continue to hold their shares of Common Stock for an extended period of time even if all of the shares of Common Stock issuable in the Financing can be registered for re-sale on behalf of the Investors pursuant to Rule 415.

The Circumstances under Which They Received the Shares

The Company respectfully submits that registration of the re-sale of the shares of Common Stock issuable in the Financing should not equate to intent to distribute. As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

As an initial matter, the Company respectfully submits that there are a number of reasons why investors want the re-sale of shares registered other than to effect a distribution. For example, many private investment funds, including certain Investors, are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether investors intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently. The Company believes that it would be irresponsible for such investors not to have the re-sale of their shares registered. Furthermore, not registering the re-sale of their shares could prevent investors from taking advantage of market opportunities or from liquidating an investment if there is a fundamental shift in such investors’ investment judgment about a company. Finally, shares that are registered for re-sale are generally eligible to be used as margin collateral under the margin regulations of the Federal Reserve. Restricted securities are not “margin stock.”

In the present circumstances, the Company believes that it would be extremely difficult for the Investors to effect a distribution of the shares of Common Stock issuable to them in the Financing even if they were so inclined. As indicated above, there are 21 discrete persons for whom securities are being registered in the Registration Statement and each Investor made extensive representations and warranties in the Purchase Agreement regarding its investment intent. Although the four Special Situations Funds are affiliated, there is no evidence that all Investors have any plan to act in concert to effect a distribution of their shares of Common Stock.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 8

Such a plan would make the Investors a “group” under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes. See, e.g.,

Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”). Accordingly, absent evidence to the contrary, the Company does not believe that there is a valid basis to impute to the Investors any intent to act in concert to effect a distribution of the shares of Common Stock.

In addition, according to the website Yahoo Finance, the three-month average daily trading volume of the Common Stock as of May 6, 2010 was approximately 25,461 shares. The Company respectfully submits that this thin trading volume in the Common Stock would severely limit any attempt to distribute the shares of Common Stock because the market simply could not absorb that many shares, even if registered. For example, if the holders of the shares of Common Stock to be registered pursuant to the Registration Statement attempted to liquidate their positions in the Common Stock in the open market and no other person sold a single share of Common Stock, it would take them nearly two years to do so at that daily trading volume. Alternatively, if such holders accounted for half of that daily trading volume, it would take them nearly four years to liquidate their positions in the Common Stock in the open market. In light of the thin daily trading volume in the Common Stock, the Company does not believe that any Investor purchased Preferred Shares and Warrants for the purpose of making a distribution of the shares of Common Stock issuable to it if it. The Company further believes that the Investors are locked into their investments for an extended period of time, regardless of whether the re-sale of their shares of Common Stock is registered.

Furthermore, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the Company respectfully submits that the mere size of a potential offering does not make a proposed sale a “distribution” because special selling efforts and selling methods must be employed before an offering constitutes a distribution. The Company has no evidence that any special selling efforts or selling methods (e.g., road shows) have taken place or would take place if all of the shares of Common Stock issuable in the Financing were registered pursuant to the Registration Statement, or that all Investors have any plan to act in concert to effect a distribution of their shares of Common Stock. Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares of Common Stock. To do so would, among other things, violate the detailed representations and warranties made by each Investor in the Purchase Agreement that they were purchasing their securities for investment and not with a view to making an illegal distribution.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 9

Their Relationship to the Issuer

As disclosed in the section “Selling Shareholders” on page 13 in the Registration Statement, several of the Investors have previously acquired shares of Common Stock or are members of management or directors of the Company. The other Investors in the Financing had no relationship with the Company prior to their investment in the Financing. As indicated above, all of the Investors are institutional investors or accredited individual investors who represented that they were purchasing their securities for investment and not with a view to making an illegal distribution. In addition, the Special Situations Funds have advised the Company that they are long-term, buy and hold investors and they performed significant, fundamental due diligence on the Company prior to making their investment. Again, the Company has no basis to believe that any of the Investors do not have the intention or ability to hold their shares of Common Stock for an indefinite period.

The Amount of Shares Involved

The Company notes that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. In this regard, the Company acknowledges the amount of shares of Common Stock involved but respectfully submits that the number of shares is just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization. Immediately prior to consummating the Financing, the Company had 6,341,148 shares of Common Stock outstanding and the Closing Bid Price was $2.46. On these facts, a financing transaction of any meaningful magnitude to the Company would necessarily result in a substantial number of shares of Common Stock being issued.

The availability of Rule 415 depends on whether the offering is made by selling shareholders or deemed to be made by or on behalf of the issuer. Although the Staff has viewed remaining below certain thresholds as presumptive evidence of a valid secondary offering (for example, one-third of the outstanding shares held by non-affiliates in registration statements relating to securities with toxic features), generally this analysis is informed by the totality of the facts and circumstances of the specific transaction and there is no proscriptive limit on the number of shares that may be registered in a valid secondary offering. In order for the Staff to determine that the offering is really being made on behalf of the issuer, the Staff must conclude that the selling shareholders are seeking to effect a distribution of the shares. However, if the Staff’s concern is that a distribution is taking place, the Company respectfully submits that the number of shares being registered should be one of the less important factors in the Staff’s analysis since an illegal distribution of shares can take place regardless of the amount of shares. In fact, the Company believes that it may be easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the trading volume. To the contrary, when investors buy a large stake in a small public company, it can be extremely difficult for them to exit the stock quickly. Therefore, the Company believes that the larger the investment, the harder it may be for an investor to effect a distribution, especially in the case of a small public company — like the Company — with a limited trading volume.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 10

In addition, limiting the number of shares being registered does not effect any significant change in the circumstances of a proposed offering, the investment intent of the selling shareholders or the ability of investors to effect a distribution if, in fact, that was their intent. In the present circumstances, the Company does not believe that the Investors looked to acquire a specific percentage of the Company and then calculated their investment amount based on a desired level of ownership. Instead, the Company believes that the Investors evaluated an investment in the Company on the basis of the business purpose for the Financing and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.

Furthermore, the Company respectfully submits that the significant number of shares offered by the Special Situations Funds should not negate the availability of Rule 415. The Company believes that its position is supported by the Staff’s own interpretative positions. For example, Interpretation 612.02 describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

Interpretation 216.14, regarding the use of Form S-3 to effect a secondary offering, also provides:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

The Company believes that these interpretive positions make clear that a holder of in excess of 50% of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

However, even if the amount of shares registered is the sole focus of the inquiry, the Company does not believe that the Financing should raise concerns about a “disguised” primary offering based on the number of shares of Common Stock the Company seeks to register. On the facts described above, including the diffuse nature of the Investors, the Company believes that it can register all of the shares of Common Stock it is seeking to register pursuant to the Registration Statement.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 11

Whether the Sellers Are in the Business of Underwriting Securities

The Company is advised that none of the Investors are in the business of underwriting securities, is a registered broker-dealer or the affiliate of a registered-broker dealer. As described above, the Investors are institutional investors or accredited individual investors that buy and sell portfolio securities for their own accounts. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing its securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase securities in the Financing. The Company has no basis to believe that those representations are untrue.

Whether Under All the Circumstances it appears that the Seller is Acting as a Conduit for the Issuer

The Company respectfully submits that the facts and analysis provided above do not support a conclusion that the Investors are engaged in a distribution and are acting as conduits for the Company. In addition, none of the Investors are in the business of underwriting securities and there is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares of Common Stock. In these circumstances, the Company respectfully submits that the offering it seeks to register pursuant to the Registration Statement is a valid secondary offering and requests the Staff to concur that it may proceed consistent with Rule 415.

The Special Situations Funds Are Not Underwriters

Section 2(a)(11) of the Securities Act defines an “underwriter” to include

“any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in or has a participation in the direct or indirect underwriting of any such undertaking….”

The Company respectfully submits that a “distribution” of securities on behalf of an issuer must be taking place before a person can be an underwriter. As demonstrated above, the Company believes that the Financing is properly characterized as a valid secondary offering and not as an offering “by or on behalf of the registrant” and no “distribution” of securities is occurring or can reasonably be alleged to be contemplated. Since there is no distribution of securities on behalf of an issuer there is no underwriting and neither the Special Situations Funds nor any other Investor is properly characterized as an “underwriter” within the meaning of the Securities Act.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 12

Conclusion

For all of the foregoing reasons, the Company respectfully submits that it may proceed with the registration of the shares of Common Stock issuable in the Financing as a valid secondary offering on behalf of the Investors. The Company does not believe that a potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective. Furthermore, the Company believes that the Special Situations Funds are not “underwriters” under the Securities Act with respect to the offering contemplated by the Registration Statement.

Incorporation of Certain Documents By Reference, page 1

2. You have incorporated by reference from current reports on Form 8-K filed on December 9, 2009 and January 24, 2010. We note that you did not file a Form 8-K on either date. Please revise.

The Company respectfully advises the Staff that it inadvertently referred to current reports on Form 8-K filed on December 9, 2009 and January 24, 2010 rather than December 8, 2009 and February 24, 2010, respectively. In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1.

Selling Shareholders, page 13

3. Please confirm that you have disclosed the nature of any position, office, or other material relationship that each selling shareholder has had within the past three years with your company, or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

In response to the Staff’s comment, the Company has added footnote (12) on page 15 of Amendment No. 1 to disclose that Mr. Albert R. Longfield is a Managing Director of the Placement Agent. Otherwise, the Company confirms to the Staff that it has disclosed the nature of any position, office or other material relationship that each selling shareholder has had within the past three years with the Company, or any of its predecessors or affiliates.

4. Please tell us whether any of the selling stockholders that are legal entities are affiliates of broker-dealers. With respect to any affiliates of registered broker-dealers, expand your disclosure to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any others, either directly or indirectly, to dispose of the securities.

Barbara C. Jacobs, Esq., Mark P. Shuman, Esq. and Evan S. Jacobson, Esq.

May 7, 2010 - Page 13

The Company respectfully advises the Staff that each selling stockholder that is a legal entity has represented to the Company that it is neither a broker-dealer nor an affiliate of a broker-dealer.

****

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of the Amendment No. 1 that is marked to show cumulative changes from the Registration Statement.

If you have any questions or wish to discuss any matters with respect to this letter or Amendment No. 1, please do not hesitate to contact me by telephone at (650) 473-2613 or by email at psieben@omm.com. You can also contact Todd Hamblet by telephone at (415) 984-8823 or by email at thamblet@omm.com.

Sincerely,

/s/ Paul L. Sieben
Paul L. Sieben of
O’MELVENY & MYERS LLP

cc:	Mr. Eric L. Kelly
Mr. Kurt L. Kalbfleisch
(Overland Storage, Inc.)

Warren T. Lazarow, Esq.
Todd A. Hamblet, Esq.
(O’Melveny & Myers LLP)